UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2023

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 17 January 2023

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BJ1F4N75

Issuer Name

MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

Bank of America Corporation

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

16-Jan-2023

6. Date on which Issuer notified

17-Jan-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.270636	5.136290	5.406926	18342321
Position of previous notification (if applicable)	0.419748	4.958042	5.377790

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		689079		0.203126
US5948374039		229020		0.067510
Sub Total 8.A	918099		0.270636%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to Recall	N/A	N/A	16577112	4.886581
Sub Total 8.B1			16577112	4.886581%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swaps	28/02/2023	N/A	Cash	57708	0.017011
Swaps	31/10/2023	N/A	Cash	100363	0.029585
Swaps	31/07/2024	N/A	Cash	677489	0.199709
Swaps	18/11/2024	N/A	Cash	690	0.000203
Swaps	06/05/2025	N/A	Cash	10860	0.003201
Sub Total 8.B2				847110	0.249709%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Bank of America Corporation	Bank of America, National Association
Bank of America Corporation	BofA Securities, Inc.
Bank of America Corporation	Managed Account Advisors, LLC
Bank of America Corporation	U.S. Trust Co Of Delaware
Bank of America Corporation	Merrill Lynch, Pierce, Fenner & Smith Inc
Bank of America Corporation	BoFA Securities Europe SA
Bank of America Corporation	Merrill Lynch International		4.934658	5.111625%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

17-Jan-2023

13. Place Of Completion

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 17 January 2023

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer